UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 25, 2016

CAPE BANCORP, INC.

(Exact Name of Registrant as Specified in its Charter)

Maryland	001-33934	26-1294270
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

225 North Main Street, Cape May Court House, New Jersey		08210
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (609) 465-5600

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07	Submission of Matters to a Vote of Security Holders

A Special Meeting of Stockholders of Cape Bancorp, Inc. (the “Company”) was held on April 25, 2016 (the “Special Meeting”). The matters listed below were submitted to a vote of the stockholders through the solicitation of proxies, and the proposals are described in detail in the Company’s final Definitive Proxy Statement filed with the Securities and Exchange Commission on March 17, 2016. The final results of the stockholder votes are as follows:

Proposal 1 – A proposal to approve the Agreement and Plan of Merger by and among OceanFirst Financial Corp., Justice Merger Sub Corp. (“Merger Sub”), and Cape Bancorp, Inc. (“Cape”), dated as of January 5, 2016 (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Cape (the “First-Step Merger”), and to further approve the First-Step Merger and the transactions contemplated by the Merger Agreement.

The shareholders approved Proposal 1 as follows:

For	Against	Abstain	Broker-Non Votes
9,465,317	37,929	19,149	0

Proposal 2 – A proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of Cape may receive in connection with the First-Step Merger pursuant to existing agreements with Cape (the “Cape Merger-Related Compensation Proposal”).

The shareholders approved Proposal 2 as follows:

For	Against	Abstain	Broker-Non Votes
8,982,395	287,647	252,353	0

Proposal 3 – A proposal to adjourn the Cape special meeting, if necessary or appropriate, to solicit additional proxies in favor of Proposal 1.

The shareholders approved Proposal 3 as follows:

For	Against	Abstain	Broker-Non Votes
9,310,413	169,649	42,333	0

Item 8.01	Other Events

On April 25, 2016, the Company and OceanFirst Financial Corp. (“OceanFirst”) issued a joint press release announcing the receipt of Company shareholder approval and OceanFirst shareholder approval, respectively. The press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Forward –Looking Statement Disclaimer

This communication contains estimates, predictions, opinions, projections and other “forward-looking statements” as that phrase is defined in the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, references to OceanFirst’s and Cape’s predictions or expectations of future business or financial performance as well as their respective goals and objectives for future operations, financial and business trends, business prospects, and management’s outlook or expectations for earnings, revenues, expenses, capital levels, liquidity levels, asset quality or other future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. Such forward-looking statements are based on various assumptions (some of which may be beyond OceanFirst’s and Cape’s control) and are subject to risks and uncertainties (which change over time) and other factors which could cause actual results to differ materially from those currently anticipated.

In addition to factors previously disclosed in the Proxy Statement/Prospectus, as well as in OceanFirst’s and Cape’s reports filed with the SEC, and those identified elsewhere in this document, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to fulfill customary closing conditions to the Merger on the expected terms and schedule, including the requisite approval by Cape’s shareholders and the requisite approval by OceanFirst’s shareholders; delay in closing the Merger; difficulties and delays in integrating the Cape business or fully realizing cost savings and other benefits; business disruption following the Merger; changes in asset quality and credit risk; the inability to sustain revenue, and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of OceanFirst products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Additional Information about the Merger

This Current Report on Form 8-K is being filed in respect of the proposed Merger involving OceanFirst and Cape. This material is not a solicitation of any vote or approval of OceanFirst’s or Cape’s stockholders and is not a substitute for the Proxy Statement/Prospectus or any other documents which OceanFirst and Cape may send to their respective stockholders in connection with the proposed Merger. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities. Before making any voting or investment decision, the respective investors and stockholders of OceanFirst and Cape are urged to carefully read this document in conjunction with the entire Proxy Statement/Prospectus that OceanFirst and Cape have mailed to their respective stockholders. Copies of the Proxy Statement/Prospectus may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to OceanFirst Financial Corp., 975 Hooper Avenue, Toms River, New Jersey 08753, Attn: Jill Apito Hewitt, Senior Vice President and Investor Relations Officer or Cape Bancorp, Inc., 225 North Main Street, Cape May Court House, New Jersey 08210, Attn: Michael D. Devlin, President and Chief Executive Officer.

Item 9.01.	Financial Statements and Exhibits

(a)	Financial statements of businesses acquired. Not Applicable.

(b)	Pro forma financial information. Not Applicable.

(c)	Shell company transactions: Not Applicable.

(d)	Exhibits.

Exhibit No.	Description

99.1	Joint Press Release dated April 26, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CAPE BANCORP, INC.

Date: April 26, 2016	By:	/s/ Guy Hackney
Guy Hackney
Executive Vice President and Chief Financial Officer